SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 2)

XL CAPITAL LTD
(Name of Subject Company (Issuer))

XL CAPITAL LTD
(ISSUER)
SECURITY CAPITAL ASSURANCE LTD
(OFFEROR)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

RESTRICTED CLASS A ORDINARY SHARES, PAR VALUE $0.01 PER SHARE AND OPTIONS TO
PURCHASE CLASS A ORDINARY SHARES, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

G98255 10 5
(CUSIP Number of Class of Securities)
(Underlying Class A Ordinary Shares)

Michael A. Becker, Esq.
Cahill Gordon & Reindel LLP
80 Pine Street
New York, New York 10005
(212) 701-3000

(Name, Address and Telephone Numbers of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Calculation of Filing Fee: Previously paid.

☒  Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration Number: N/A	Date Filed: N/A

☐        Check the box if the filing relates solely to preliminary communications made be-fore the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐        third-party tender offer subject to Rule 14d-1.

☒        issuer tender offer subject to Rule 13e-4.

☐        going private transaction subject to Rule 13e-3.

☐        amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

AMENDMENT NO. 2 TO SCHEDULE TO-I

This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on November 13, 2006 (as amended, the "Schedule TO") by XL Capital Ltd (“XL”) and Security Capital Assurance Ltd (“SCA”). The Schedule TO relates to an offer by XL and SCA to certain employees of SCA or its subsidiaries, excluding those persons described in the original Schedule TO, to exchange all of their outstanding eligible unvested restricted Class A Ordinary Shares of XL and eligible options to purchase Class A Ordinary Shares of XL for a LTIP Award from SCA to be granted under the SCA Plan.

Copies of the Offer to Exchange and the Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2), respectively, to the Schedule TO and all information in the Offer to Exchange, including all schedules thereto, and Letter of Transmittal are incorporated by reference in answer to all of the items in this Schedule TO. Additional information with respect to certain items in this Schedule TO is set forth below. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO and the Offer to Exchange dated November 13, 2006.

Item 11. Additional Information

(a)	Section 17 (“Additional Information”) of the Offer to Exchange is hereby amended and supplemented by adding the following at the end thereof:

On November 16, 2006, XL filed a current report on Form 8-K with the SEC that included the following information:

A subsidiary of XL is among a number of industry members which have received grand jury subpoenas from the Antitrust Division of the U.S. Attorney's Office for the Southern District of New York seeking documents in connection with an investigation into the municipal guaranteed investment contract ("GIC") market and related products. Another subsidiary of XL has received a subpoena from the United States Securities and Exchange Commission as part of its investigation entitled In the Matter of Certain GIC Brokers. XL intends to cooperate fully with these investigations.

XL’s current report on Form 8-K filed with the SEC on November 16, 2006 is hereby incorporated by reference into this document.

On November 16, 2006, SCA filed a current report on Form 8-K with the SEC that included the following information:

SCA announced today that its subsidiary, XL Capital Assurance Inc. (XLCA), is among a number of industry members that have received grand jury subpoenas from the Antitrust Division of the U.S. Attorney's Office for the Southern District of New York seeking documents in connection with an investigation into the municipal guaranteed investment contract (GIC) market and related products. SCA intends to cooperate fully with this investigation.

SCA’s current report on Form 8-K filed with the SEC on November 16, 2006 is hereby incorporated by reference into this document.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended by adding Exhibits (a)(30), (a)(31) and (a)(32) as follows:

(a)(30)	XL’s Current Report on Form 8-K for November 15, 2006, filed with the Securities and Exchange Commission on November 16, 2006 (incorporated herein by reference).
(a)(31)	SCA’s Quarterly Report on Form 10-Q for its fiscal quarter ended September 30, 2006, filed with the Securities and Exchange Commission on November 14, 2006 (incorporated herein by reference).
(a)(32)	SCA’s Current Report on Form 8-K for November 15, 2006, filed with the Securities and Exchange Commission on November 16, 2006 (incorporated herein by reference).

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 17, 2006

XL CAPITAL LTD

By:   /s/ Kirstin Romann Gould
        Name:  Kirstin Romann Gould
        Title:    Secretary

SECURITY CAPITAL ASSURANCE LTD

By:   /s/ Kirstin Romann Gould
        Name: Kirstin Romann Gould
        Title:   Secretary